Filed Pursuant To Rule 433(d)
Registration Statement No. 333-131369

RICI – Total Return ELEMENTS Exchange-Traded Notes

Linked to

The Rogers International Commodity Index® —Total ReturnSM  (RICI® – Total Return ELEMENTS)

RICI® -Total Return ELEMENTS are designed to track the performance of the Rogers International Commodity Index® – Total ReturnSM  (RICI-Total Return Index). RICI-Total Return ELEMENTS are intended to provide investors with exposure to commodities consumed in the global economy, ranging from agriculture to energy and metals products.

ELEMENTS Linked to the Rogers International

Commodity Index – Total Return

(RICI-Total Return ELEMENTS)

Ticker	RJI
Intraday Indicative	RJIIV
Value Ticker
Bloomberg
RICI-Total Return	ROGRTR
Index Ticker
Exchange	American Stock Exchange®
Investment Minimum	None
Annual Investor Fee	0.75%
CUSIP Number	870297801

Issuer: Swedish Export Credit Corporation - AA+/Aa1

Swedish Export Credit Corporation (SEK) provides access to financial solutions for export and infrastructure. The main businesses include export credits, lending, structured financing, project financing, leasing, capital markets products, and financial advisory services. SEK was founded in 1962 and is owned by the Swedish state.

Index: Rogers International Commodity Index – Total Return (RICI-Total Return Index)

The RICI-Total Return Index is an index of 36 commodity futures contracts, representing commodities consumed in the global economy. The RICI-Total Return Index is a composite, United States dollar-based total return index that reflects the return on a fully collateralized investment in the future contracts, ranging from agriculture to energy and metals products. The RICI-Total Return Index aims to be an effective measure of the price action of raw materials in the United States and around the world. The RICI-Total Return Index was launched by James B. Rogers, Jr. (Jim Rogers) on July 31, 1998 and is published under the symbol ROGRTR on Bloomberg.

RICI-Total Return Index Weighting and Rebalancing

The RICI-Total Return Index’s weightings attempt to balance consumption patterns (in developed and developing countries worldwide) and specific contract liquidity. Below is a current list of the futures contracts (Index Components) comprising the RICI-Total Return Index as well as their respective initial weightings. The initial weightings are the weights of each constituent commodity in the RICI-Total Return Index set on April 5, 2007.

The RICI – Total Return Index is overseen and managed by a committee (RICI Committee.) Jim Rogers chairs the RICI Committee and controls its decisions. The RICI Committee reviews the selection and weighting of the futures contracts in the RICI – Total Return Index annually. Weights are assigned during each month of December for the following year, if necessary. The RICI-Total Return Index is rebalanced monthly during each roll period towards its initial weights.

RICI – TOTAL RETURN INDEX

Historical Performance of the RICI-Total Return Index

The following chart provides a comparison of performance of the RICI – Total Return Index and the Dow Jones-AIG Commodity Index® - Total ReturnSM for a period beginning September 30, 1998 through September 28, 2007. Both indices are rebased to 100 on September 30, 1998. The historical RICI-Total Return Index levels do not give an indication of future performance of the RICI-Total Return Index. There can be no assurance that the future performance of the RICI-Total Return Index or the Index Components will result in holders of the securities receiving a positive return on their investment.

What Are Some of the Risks of RICI-Total Return ELEMENTS?

An investment in RICI–Total Return ELEMENTS involves risks. Some of these risks are summarized here, but you are urged to read the further and more detailed explanation of risks in “Risk Factors” in the prospectus.

1.

No Principal Protection – If the value of the RICI-Total Return Index decreases, or does not increase by an amount greater than the aggregate investor fee applicable to your RICI–Total Return ELEMENTS, you will receive less than your original investment.

2.

Commodity Market and Index Risk – The return on RICI–Total Return ELEMENTS is linked to the performance of the RICI-Total Return Index which, in turn, is linked to the prices of the Index Components. Commodity futures prices may change unpredictably, affecting the value of the Index Components and, consequently, the value of your RICI-Total Return ELEMENTS in unforeseeable ways. The index publisher may suspend or discontinue the calculation or publication of the RICI-Total Return Index making it difficult to determine the market value of the RICI-Total Return Index and of your RICI-Total Return ELEMENTS which, may in turn, adversely affect the market price of your RICI-Total Return ELEMENTS.

HISTORICAL PERFORMANCE COMPARISON

3.

Concentrated Investment Risk – Because the Index Components are concentrated in commodities in general, your investment may carry risks similar to a concentrated securities investment in the commodities sector.

4.	No Interest Payments – You will not receive any periodic interest payments on RICI-Total Return ELEMENTS.

5.	Issuer Risk – Since RICI-Total Return ELEMENTS are unsecured debt securities of SEK, the amount due on RICI-Total Return ELEMENTS is dependent on SEK’s ability to pay.

6.

A Trading Market for RICI-Total Return ELEMENTS May Not Develop – Although RICI-Total Return ELEMENTS are listed on a U.S. securities exchange, a trading market may not develop. The issuer is not required to maintain any listing of RICI-Total Return ELEMENTS on an exchange.

How do I get started?

Please speak with your broker or financial advisor to determine if RICI-Total Return ELEMENTS is appropriate as part of an overall investment strategy that fits your goals, risk tolerance, investing style and time horizon. For more information about RICI-Total Return ELEMENTS, visit www.ELEMENTSetn.com.

Registration Statement and Prospectus

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC relating to such offering for more complete information about the Issuer and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting the ELEMENTS website at www.ELEMENTSetn.com. You may want to retrieve a copy of the prospectus relating to this offering at www.ELEMENTSetn.com/pdfs/Prospectus-RJI.pdf. Alternatively, the Issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering upon your calling toll-free 1-877-ETN-ADVICE (386-2384). You can also ask your broker or financial advisor to provide you with the prospectus and other documents.

NOT PRINCIPAL PROTECTED • NOT BANK GUARANTEED OR INSURED • MAY LOSE VALUE

1-877-ETN-ADVICE (386-2384). • www.ELEMENTSetn.com

ELEMENTS and ELEMENTS (design) are service marks of MLPF&S Inc.

Rogers International Commodity Index, RICI and Rogers International Commodity Index – Total Return are trademarks and service marks of Beeland Interests, Inc., which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license.

Dow Jones-AIG Commodity Index - Total Return is a service mark of Dow Jones & Company, Inc. and American International Group, Inc.

American Stock Exchange is a registered service mark of American Stock Exchange LLC.

© 2007 MLPF&S Inc.

Printed in the U.S.A. Member Securities Investor Protection Corporation (SIPC).	Code ELEMENTS-RJI